SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ/MF  no. 01.832.635/0001-18

NIRE 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 29, 2011

Date, Time and Place: July 29, 2011, at 8:30am, at the Company’s registered office, located at Avenida Jurandir no. 856, Lote 04, 1o andar], Jardim Ceci, in the City of São Paulo, State of São Paulo. Quorum: The meeting was attended by all members of the Board of Directors. Board:  Chairwoman: Maria Cláudia Oliveira Amaro; and Secretary: Flávia Turci. Agenda and deliberations: I.  The following presentations were made: (a) by Mr. Antônio Luiz Pizarro Manso, on the works of the Audit and Finance Committee; and (b) by Messieurs Líbano Barroso and Ricardo Froés, officers of TAM Linhas Aéreas S.A., on the financial, operating and market income. II.  By unanimous vote of the attendees, the following items were approved: (a) New wording for the Company's Code and Ethical Guidelines, as Attachment I hereto; (b) Request to exercise the call option for thirteen thousand, six hundred sixty-six (13,666) preferred shares, presented by Mr. Álvaro Augusto dos S. Pereira, concerning the First Award, granted based on the Company’s Share Call Option Plan, with the use of treasury shares; and (c) Execution of security instruments, as a guarantee, with respect to the following agreements for each aircraft mentioned below, in addition to ratifying all acts already performed in connection with the relative operations: (c.l) Early Termination Agreement (Guarantee and such other agreement, documents or deeds as may be required to give effect to the transaction) and advance of the installments relative four (04) aircraft Airbus A319-132, having the following series and prefix numbers: 1092 PT-MZC, 1096 PT-MZD, 1103 PT-MZE, 1139 PT-MZF, to be executed between the company TMF Interlease Aviation B. V., in the capacity of lessor and the Company in the capacity of grantor; (c.2.) Re-financing Agreement (Guarantee and such other agreement, documents or deeds as may be required to give effect to the transaction) relative four (04) aircraft Airbus A319-132, having the following series and prefix numbers: 1092 PT-MZC, 1096 PT-MZD, 1103 PT-MZE, 1139 PT-MZF, to be executed between DVB Bank, in the capacity of financing bank and the Company in the capacity of grantor; and (c.3.) Rectify the name of the leasing company as set forth in the Financing Agreement for Engine model GE90, the approval of which was given at the Board of Directors’ meeting dated June 17, 2011, and the operation was approved with the following data: Engine Financing Agreement (Lease Supplement and such other agreement, documents or deeds as may be required to give effect to the transaction), relative the engine propellant model GE90-115BL, series number 906-972, to be executed between the company Aroeira Leasing Trust, with support of EXIM Bank, in the capacity of lessor and the Company in the capacity of grantor. Closing: There being no other matter to discuss, the meeting was closed and these minutes were drawn up in a summarized format, which upon being read were signed by all attendees. São Paulo, July 29, 2011. (signed by) Maria Cláudia Oliveira Amaro – Chairwoman, Flávia Turci – Secretary. Directors: Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Antônio Luiz Pizarro Manso, Marco Antonio Bologna, André Esteves, Waldemar Verdi Júnior and Emilio Romano. True copy of the minutes transcribed in a proper book.

Flávia Turci

Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 05, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.